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APPROXIMATE LOCATION

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Retro Meadery

Meadery

Burgaw, NC 28425
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THE PITCH
Retro Meadery is seeking investment to produce delicious mead and open a location.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $40,000 invested.
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SAVING THE BEES

A single bee can produce 1 tablespoon of honey in its lifetime. Bees work hard for our product and their population is declining. WE WANT TO HELP.

At Retro Meadery we want to give back to the bees the best we can by providing a percentage of each of our sales to local apiaries. Once our company grows we want to create facility that will be environmentally friendly while having acreage of land to plant flowering vegetation.
These plants would produce nectar for the bees. An apiary of our own would be constructed to produce honey for our meads.
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OUR OFFERINGS

North Carolina provides us an abundance of ingredients we can utilize to make some really flavorful meads.

Blackberries, strawberries, blueberries, peaches, apples, and this list goes on.
Local to Burgaw, we have a coffee house that roasts fresh coffee beans. Our Viking Breakfast Club mead will become our coffee mead.
We plan on partnering with a cider in North Carolina that will produce fresh apple juice and cider for our Cyser Mead.
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OUR MISSION

At Retro Meadery we produce delicious high-quality mead in different flavors. Our products have been bench tested with great reviews! People love our product!

It takes a few pounds of honey, water, yeast, and some love & care to create really enjoyable mead.
We are located in Burgaw NC, home of the Blueberry Festival. We have produced a Blueberry Mead which we believe would would be very popular for this area. We also have partnered with two blueberry farmers for our ingredients.
Our theme and designs are based upon nostalgia. We have an awesome designer who creates epic labels for us. These labels will catch the eye of any customer.
We use high quality ingredients to produce some amazing mead.
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TASTING PARTIES OFFERED FOR LOCAL NC COMMUNITIES

Part of our marketing is to share a fun experience while learning about mead and enjoying the different flavors we will be producing.

These tasting parties help to spread the word about our business. After our first tasting party we have received inquires about supplying mead for weddings when we open our doors.
Tasting parties also allow us to create business relationships with local farmers.
The feedback we receive during these events helps us to perfect our product.
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RETRO ALL THE WAY!
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WHAT IS MORE RETRO THAN MEAD?

Mead dates back to 4000 years. When you think "Retro" you think old school. This is the oldest old school adult beverage you can have.

What is retro? 70s, 80s, 90s, 2000s? Yes, all the above. But mead! Mead is very retro! Using honey we are able to create this historic beverage.
Cassette tape, old movies, fashion, games....what was your favorite in the past? We want out customers to feel the nostalgia of the past while enjoying a delicious adult beverage.want out customers to feel the
Our theme and designs are based upon nostalgia. We have an awesome designer who creates epic labels for us that will undoubtedly catch the customers eye.
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THE TEAM
Michael Fields
Head of Operations
Daryl Benitez
Head Mead Maker
Matthew Clemmons
Head of Delivery and Shipping
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $40,000
Stock/Merchandise $20,000
Miscellaneous $15,200
Mainvest Compensation $4,800
Total $80,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $278,750 $750,000 $772,500 $795,675 $819,545
Cost of Goods Sold $36,570 $37,300 $38,040 $38,800 $38,580
Gross Profit $242,180 $712,700 $734,460 $756,875 $780,965

EXPENSES

Rent $17,820 $18,265 $18,721 $19,189 $19,668
Utilities $8,400 $8,610 $8,825 $9,045 $9,271
Insurance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $36,000 $36,900 $37,822 $38,767 $39,736
Shipping and Handling $12,000 $12,300 $12,607 $12,922 $13,245
Operating Profit $166,760 $635,395 $655,225 $675,661 $697,722
This information is provided by Retro Meadery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status

$80,000

TARGET

$100,000

MAXIMUM

This investment round closes on May 26, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Retro Meadery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 4%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No operating history

RetroMeaderyLLC was established in December, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of RetroMeaderyLLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

Retro MeaderyLLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Retro Meadery is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Services

Retro MeaderyLLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Retro MeaderyLLC is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Retro Meadery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Retro Meadery's core business or the inability to compete successfully against the with other competitors could negatively affect Retro Meadery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Retro Meadery's management or vote on and/or influence any managerial decisions regarding Retro Meadery. Furthermore, if the founders or other key personnel of Retro Meadery were to leave Retro Meadery or become unable to work, Retro Meadery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Retro Meadery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Retro Meadery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Retro Meadery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Retro Meadery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Retro Meadery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Retro Meadery's financial performance or ability to continue to operate. In the event Retro Meadery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Retro Meadery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Retro Meadery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Retro Meadery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Retro Meadery will carry some insurance, Retro Meadery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Retro Meadery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Retro Meadery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Retro Meadery's management will coincide: you both want Retro Meadery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Retro Meadery to act conservative to make sure they are best equipped to repay the Note obligations, while Retro Meadery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Retro Meadery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Retro Meadery or management), which is responsible for monitoring Retro Meadery's compliance with the law. Retro Meadery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Retro Meadery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Retro Meadery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Retro Meadery, and the revenue of Retro Meadery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Retro Meadery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Retro Meadery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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